UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

 730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Changes in Management

On May 14, 2021, Robert Ghetti resigned as a director of our company. Mr. Ghetti had been a member of the Compensation Committee of our Board of Directors and of our Nominating Committee. Mr. Ghetti’s resignation was not the result of a disagreement with our company, our Board of Directors or our executive officers.

On May 14, 2021, Alexandre Mongeon resigned as the Chairman of our Board of Directors, but he has retained his appointment as a director of our company.

On May 14, 2021, Alan Gaines as appointed as a director of our company. Mr. Gaines will serve as the Chairman of our Board of Directors. We believe that Mr. Gaines satisfies  the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market.

Mr. Gaines is an experienced investment banker and entrepreneur, active within traditional renewable/sustainable CleanTech, general technology, EV/CEV battery technology/chemistry, energy storage and infrastructure, as well as traditional fossil fuels. Mr. Gaines specializes in large scale capital formation, M&A, recapitalization/restructuring, and Board protocol and governance. Mr. Gaines currently serves as a Director of Auto Innovation Group, Ltd. and David Brown Automotive, Ltd., both based in the United Kingdom. Mr. Gaines has more than 35 years’ experience as a transactional investment banker and M&A advisor, having led or participated in the raising of debt and equity totaling over $100 billion.

Mr. Gaines served as founder and Chairman of Dune Energy, Inc. from its inception in May 2001 through April 2010. He served as CEO through May 2007, when he stepped down, taking a far less active role following Dune's acquisition of Goldking Energy Corporation for $540 million. Mr. Gaines resigned as Chairman in 2010.

In 1983, he co-founded Gaines, Berland Inc., a full service investment bank and brokerage specializing in global energy markets, with particular emphasis given to capital formation and M&A advisory for small and mid-cap public and private upstream and midstream companies. Mr. Gaines sold his interest in Gaines, Berland Inc. in 1998. Mr. Gaines holds a BBA in Finance from Baruch College (CUNY), and an MBA in Finance ("With Distinction"-Valedictorian) from The Zarb School, Hofstra University Graduate School of Management.

Investment in The Limestone Boat Company Limited

On May 14, 2021, we purchased $3,400,000 (approximately US$2,807,000) in debentures (the “Debentures”) from The Limestone Boat Company Limited (“Limestone”). Limestone is a North American designer and manufacturer of recreational and commercial powerboats. Limestone sold us the Debentures as part of a larger private placement of $17 million (approximately US$14,033,000) that occurred simultaneously with the acquisition of Ebbtide Holdings, LLC for approximately US$2.5 million of Limestone common shares.

The Debentures bear interest at the rate of 10% per annum and mature in three years from issuance. The Debentures are convertible into Limestone common shares. Limestone’s common shares are traded on the TSX Venture Exchange, and on May 17, 2021, the closing price for a Limestone common share was $0.35 (approximately US$0.29). We may convert the Debentures at our discretion into Limestone common shares at the price of $0.36 per share (approximately US$0.29). At any time that the volume weighted average closing price of Limestone’s common shares on the TSX Venture Exchange, or any other exchange on which the Common Shares are listed, is equal to or higher than $0.50 per share (approximately US$0.41) for 20 consecutive trading days, Limestone may force the conversion of the Debentures at $0.36 per share (approximately US$0.29) with 30 days’ notice. We will be restricted selling any common shares into which the Debentures are converted pursuant to a statutory hold period in Canada of four months and one day.

All references in this report to “$” are references to Canadian dollars and all references to “US$” are to U.S. dollars. For your convenience, we have reported the corresponding U.S. dollar amount using the noon-buying rate certified for custom purposes by the U.S. Federal Reserve Bank of New York on Friday, May 14, 2021 of US$1.00:$1.2114. We make no representation that any U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars at any particular rate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: May 19, 2021	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer